4/11

02034795

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BCE Emergis Inc.

*CURRENT ADDRESS

PROCESSED

JUN 19 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5206 FISCAL YEAR 12-31-01

- *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 6/19/02

82-5206

AR/S
12-31-01

BCE EMERGIS INC.

ANNUAL INFORMATION FORM

for the year ended
December 31, 2001

May 15, 2002

Unless otherwise indicated, the information contained in this annual information form is given as of December 31, 2001

TABLE OF CONTENTS

All dollar amounts referred to in this document are references to Canadian dollars, unless otherwise stated.

ITEM 1. CORPORATE STRUCTURE

1.1 Name and Incorporation

BCE Emergis Inc. ("**BCE Emergis**") is a premier e-commerce service provider, strategically focusing on market leadership in the transaction-intensive e-health and financial services sectors. Our focus is to offer technologically advanced Internet-based e-commerce services that enable business processes from orders through to payments. Our solutions transform business processes, such as buying, selling, invoicing and payment, and provide insurance claims processing and cost containment services in the health sector. Our customers include North American banks and insurance companies.

BCE Emergis was incorporated under the *Canada Business Corporations Act* on December 11, 1986.[1]

1.2 Intercorporate Relationships

As at December 31, 2001, we had two principal active subsidiaries: BCE Emergis Corporation ("**US Health Corp.**"), and BCE Emergis Technologies, Inc. ("**Emergis Technologies**"). US Health Corp. and its subsidiaries provide medical claims processing and cost containment services to health insurance companies. Emergis Technologies provides invoice presentment and payment solutions. US Health Corp. and Emergis Technologies are wholly-owned subsidiaries of BCE Emergis US Holdings Inc. and are governed by the laws of the State of Delaware. BCE Emergis US Holdings Inc. is a wholly-owned subsidiary of BCE Emergis Inc. and is also governed by the laws of the State of Delaware.

The authorized capital of BCE Emergis consists of an unlimited number of common shares (the "**Shares**") without nominal value, of which 101,308,517 Shares were issued and outstanding as at December 31, 2001, and an unlimited number of preferred shares issuable in series, none of which are issued.

BCE Inc. ("**BCE**"), Canada's largest communications company, is our principal shareholder, which as at December 31, 2001 held, directly and indirectly, approximately 65.07% of the outstanding Shares.

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[1] Our Articles of Incorporation were amended on June 2, 1987, October 13, 1987, October 17, 1988, November 10, 1988, May 22, 1991, December 9, 1991, January 19, 1994, January 21, 1999, and May 15, 2000, to delete private company restrictions, amend and consolidate our capital, change our name and the location of our registered office, and permit the directors of the Corporation to fill vacancies on the Board of Directors of the Corporation. On October 29, 1991, we amalgamated with a wholly-owned subsidiary, 172927 Canada Inc. On August 29, 1998, we amalgamated with two other wholly-owned subsidiaries, MPACT Immedia Inc. and Information Service Dissemination Network Limited and on January 21, 1999, we, until then known as MPACT Immedia Corporation, changed our name to BCE Emergis Inc. On January 1, 2000, we amalgamated with two other wholly-owned subsidiaries, Assure Health Inc. and SNS/Assure Corp.

ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 History of the Corporation

We have evolved from our origins as an electronic messaging company to an e-commerce service provider. In the process, we have established and acquired various subsidiaries and businesses, and disposed of certain others. The key events in the development of BCE Emergis were the following:

(1) Incorporation of MPACT Immedia Inc.

In September 1988, MPACT Immedia Inc. was incorporated to provide electronic messaging services. In May 1991, the shares of MPACT Immedia Inc. were purchased by way of reverse takeover by MPACT Immedia Corporation, which was then listed on the Alberta Stock Exchange. In 1992, the Shares were listed on The Montreal Stock Exchange, and in 1996, the Shares were listed on The Toronto Stock Exchange. MPACT Immedia Inc. was amalgamated with MPACT Immedia Corporation in August 1998. In January 1999, MPACT Immedia Corporation changed its name to BCE Emergis Inc.

(2) The Bell Canada Transaction

On July 31, 1998, we entered into an agreement with Bell Canada, a subsidiary of BCE (the "**EBS Agreement**") pursuant to which: (i) we acquired the material contracts, intellectual property and customer lists of the electronic business solutions ("**EBS**") operations of Bell Canada, which involved connectivity, e-commerce technologies and payment solutions; and (ii) we were paid $67,580,000 in cash. In exchange for such acquisition and cash payment, we issued to Bell Canada 48,248,843 Shares, which represented immediately after such issuance 65% of the issued and outstanding Shares of BCE Emergis on a fully diluted basis. The transaction was completed and became effective after the close of business on August 31, 1998 (the "**EBS Closing Date**"). Such Shares were transferred to BCE on May 31, 1999.

Under the EBS Agreement, we agreed, from and after the EBS Closing Date, not to issue any Shares or securities convertible into Shares (the "**Offered Securities**") unless the Offered Securities were first offered to Bell Canada which has a pre-emptive right to acquire, subject to regulatory approval, the Offered Securities in proportion to its then holding of Shares, at such price and on such terms as the Offered Securities are to be offered to others. This right of Bell Canada does not apply to any issuance of Shares under our share option plan or pursuant to warrants, options or rights of BCE Emergis outstanding as at the EBS Closing Date. Bell Canada transferred this right to BCE on May 31, 1999.

Under the EBS Agreement, we were given a preferred status that was, in 1999, enhanced to increase its scope and duration (see Section 3.4 "Strategic Business Units"- "Canada Business Unit" - "Bell Canada Channel").

(3) The SNS and Assure Health Transactions

Pursuant to agreements dated September 21, 1999, we acquired on November 1, 1999 all of the outstanding common shares of SNS/Assure Corp. ("**SNS**") and Assure Health Inc. ("**Assure Health**"). SNS and Assure Health were amalgamated with BCE Emergis on January 1, 2000. SNS and Assure Health provided electronic commerce transaction solutions principally to the health insurance, financial services and cargo transportation sectors. Their products and services included credit and debit card processing, secure payment processing, network support services, adjudication of health claims, EDI, and workflow and document management.

The purchase price paid by BCE Emergis to the common shareholders of SNS and Assure Health consisted of:

- $116.7 million in cash; and

- 2,111,902 Shares valued at $33.40 per Share for an aggregate of $70.5 million.

We also assumed or repaid at closing $48.5 million of debt, preferred shares, and other liabilities of SNS and Assure Health.

BCE exercised its pre-emptive right applicable to this transaction by subscribing on November 1, 1999 for 3,742,515 Shares at a price of $33.40 per Share for a total consideration of $125,000,000.

In November 2000, we sold the workflow and document management business of SNS and in December 2000, we sold the transportation logistics messaging business of SNS to The Descartes Systems Group Inc. ("**Descartes**").

(4) The Acquisition of United Payors & United Providers, Inc.

In March 2000, we acquired US Health Corp. (previously named United Payors and United Providers, Inc.), for $824,321,000 in cash (including transaction and integration costs). US Health Corp. provides claims processing and cost containment services to insurance companies through a network of hospitals, including acute care hospitals, ancillary healthcare providers and physicians throughout the United States.

On March 24, 2000, to provide the required financing for the acquisition of US Health Corp., BCE purchased, by way of private placement, 5,517,827 Shares at a price per Share of $117.80 for a total consideration of $650 million. We also issued to BCE a convertible debenture in the principal amount of $150 million bearing interest at a rate of 6.84% per annum. The debenture was repaid on December 29, 2000. A new convertible debenture in the principal amount of $150 million was issued in December 2000 to refinance the first debenture. This second debenture was convertible at the holder's option into 1,989,389 Shares at a conversion price of $75.40 per Share. The debenture bore interest at 6.3% per annum, and had a maturity date of June 30, 2002. This debenture was repaid in full in November 2001, with the proceeds generated form the issuance of 3,870,968 Shares to BCE in connection with the public offering of Shares completed at that time (see Section 2.1(7) "$250 Million Equity Offering").

More information regarding the impact of the acquisition of US Health Corp. on our operating results and financial position can be found under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 2 to 16 of our Annual Report for the fiscal year ended December 31, 2001 which is incorporated herein by reference.

(5) The Acquisition of InvoiceLink Corporation

On September 15, 2000, we acquired Emergis Technologies (previously named InvoiceLink Corporation) of Greensboro, North Carolina, a privately held company involved in web-based invoicing and payment solutions. Pursuant to the Agreement and Plan of Merger, the shares of Emergis Technologies were converted into Shares as described below. In addition, we assumed the outstanding options to purchase Emergis Technologies shares which were converted into options to purchase Shares.

Pursuant to the acquisition agreement, we issued at Closing 566,824 Shares valued at $49.2 million and exchanged options to purchase 167,968 Shares valued at $14.6 million. During the current year, we paid the first of three annual instalments representing the balance of sale in Shares and cash in the amount of $15.0 million and $3.8 million respectively. Under the terms of the purchase agreement, we agreed to pay additional purchase consideration of up to US $6.0 million upon the achievement of specific objectives by Emergis Technologies. The achievement of these objectives in the current year resulted in an increase in the purchase price of Emergis Technologies in the amount of US $6.0 million (Cdn. $9.8 million). Of this amount, US $4.8 million (Cdn. $7.9 million) has been paid in Shares and cash of $6.4 million and $1.5 million respectively. The remaining amount of US $1.2 million (Cdn. $1.9 million) has been held for a defined period. The remaining balance of the purchase price and contingent consideration will be paid in two instalments on September 15, 2002, and September 15, 2003 by the issuance of Shares, subject to certain conditions, with a value of $40.6 million.

A maximum of 20% of the purchase price may be settled with a cash payment at our option and is required to be settled in cash if certain criteria are met. We incurred transaction costs in the amount of approximately $1.5 million in connection with the acquisition relating mostly to professional fees. The transaction was accounted for using the purchase method.

An amount of US $8.8 million (Cdn. $14.0 million) of the purchase price has been held against the balance of the purchase price, to be applied against indemnification claims, if any, up to September 15, 2002 after which time the amount decreases to US $4.4 million (Cdn. $7.0 million) up to September 15, 2003. The total purchase price of this acquisition amounted to $131.3 million.

Emergis Technologies has developed and patented electronic invoice presentment and payment technology. The patent in the U.S. bears the number 6,044,362.

More information regarding the impact of the acquisition of Emergis Technologies on our operating results and financial position can be found under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 2 to 16 of our Annual Report for the fiscal year ended December 31, 2001 which is incorporated herein by reference.

(6) The Descartes Transaction

On December 21, 2000, in accordance with our plan to dispose of our interests in non-core assets, we disposed of certain assets and liabilities related to the delivery of logistics electronic messaging services in the transportation industry to Descartes. The transaction with Descartes included a licence of technology and a number of reciprocal strategic partnership alliances for the marketing and distribution of each other's product and service offerings. The consideration received for these various agreements was $25,000,000 in cash and 1,388,000 shares of Descartes valued at $54,049,000 at the time of closing. Total assets and liabilities disposed of amounted to $22,085,000 and $2,989,000 respectively. During the year ended December 31, 2001, a write-down of $33.1 million was recorded in our Consolidated Statement of Earnings to reflect the unrealized loss in the market value of the Descartes shares.

(7) $250 Million Equity Offering

In November 2001, we completed a public offering of $250 million of Shares in Canada. We sold 2,600,000 Shares at a price of $38.75 per share to a group of investment dealers for distribution to the public in Canada under a prospectus and exempt distribution in the United States. We also sold 3,870,968 Shares, also at $38.75 per share, to BCE, and used the proceeds to repay the $150 million convertible debenture held by BCE.

(8) Business Realignment Plan and Cost Reduction Program

In March 2002, we announced that we would generate significantly lower revenue for the first quarter of 2002 than the fourth quarter of 2001, owing to a reduction in non-recurring revenue.

In April 2002, we also announced a plan to streamline our service offerings and reduce our operating cost structure to align it with our recurring revenue levels. An in-depth review of our product suite identified services which were considered non-core, based upon market attractiveness/size/growth potential, core competency/strategic alignment, current financials/profitability and current customer base. The services which have been identified as non-core include wire news services, supply chain management, logistics, medical management (Canada), internet outsourcing, Webfront tools and ancillary services. These services, which we plan to exit, represent 40% of our total number of services, but only 5% (approximately $30-$35 million) of our annual revenue in 2001. We also announced that we will concentrate our focus on three growth areas: bill presentment services, payment solutions and claims processing.

The business realignment plan and cost reduction program also includes an overall reduction in personnel of approximately 550 people, or 20% of the workforce. As a result of this cost reduction plan and possible asset impairments, we announced that we will take a restructuring charge in the second financial quarter of 2002.

2.2 Trends

During 2001, we achieved our revenue targets through increases in both recurring and non-recurring revenue. Going forward, we expect the level of non-recurring revenue to substantially decrease in 2002, because of our prospective and existing customers' more cautious approach to undertaking new initiatives, which leads to longer and more uncertain sales cycles. Contributing factors have included industry merger activity, which has delayed operational priorities of certain customers, economic uncertainty, which has made large project solutions more difficult to sign, and difficulties we have experienced in signing the second wave of large channel customers. We therefore expect our total revenue to decrease in 2002 compared to the 2001 level.

We recorded $132 million in revenue for the first quarter of 2002, compared to $181.4 million for the fourth quarter of 2001, and $143.3 million for the same period last year. The total effect of lower revenues and expense levels will lead to lower "earnings before under noted items" both in terms of dollars and percentages of revenue from the 2001 level. Net earnings will be impacted negatively by the restructuring charge related to the business realignment plan and cost reduction program. The company has a good cash position and a low debt level.

Going forward, we believe in the fundamental strength of our business and the markets it serves and we will focus on driving adoption of our services by and through our customers. This should further build our recurring revenue base as most of the agreements signed in 2001 are expected to generate recurring revenue over the next years. Furthermore, we will concentrate our focus on three growth areas: bill presentment services, payment solutions and claims processing.

ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 Business Overview

We are focused on delivering the benefits of advanced e-commerce services over the Internet. To do this, we supply network-centric solutions to businesses that automate transactions between companies and allow them to interact and transact in real-time. Our core, leading-edge technologies are centred on bill presentment, payment solutions and claims processing.

We offer these services on a transaction basis, billing clients as they use each of the services. In this manner, we build a base of transaction revenues, which are recurring in nature. We are also able, by connecting to numerous clients, to build a web of interconnected clients, and in fact their customers, who are using our services.

Our concentration is in the e-finance and e-health sectors, two areas that are paper-intensive, provide services as opposed to products, and have huge market reach. Our business model is to sign major clients in each of these areas, banks and financial institutions in e-finance, and health insurance companies in e-health. We also provide a more extensive suite of network-centric solutions to small, medium and large customers of Bell Canada.

These large clients in the e-finance and e-health sectors, as well as Bell Canada, will in turn offer their customers to use our e-commerce services. This creates an electronic community of users, with BCE Emergis at the centre. We gain transaction services from all of these customers.

Increasing our recurring revenue base will be a strong component of our strategy for growth. All three business units will strive to further strengthen existing customer relationships with the objective of driving implementation of our solutions down through them to their business accounts. In this manner, our large customers can add new customers of their own to the base. This cascading effect is expected to drive additional recurring revenue.

Non-recurring revenue will be another component of our growth strategy and is driven by our business development group, which actively seeks to sign agreements with new major customers as a means of adding to our existing strong customer foundation. These new agreements may add one-time non-recurring revenue at first, but will ultimately lead to recurring revenue as customers of our own large customers are signed and added to the base of recurring revenue.

We will also pursue selective and strategic acquisitions. We have acquired companies that have added depth to our service offerings and expanded our client relationships. We will continue to selectively target acquisitions that deepen our e-commerce service offering, extend our presence in the United States; or expand our client base.

Key benefits of our solutions include:

(1) <u>Our Solutions Become the Client's Solution</u>

Our clients market our solutions to their customers under their own brand names. Through our privately labelled solutions, our clients can enhance relationships with their customers and promote customer loyalty.

(2) <u>Easily Implemented, Cost-effective Solutions</u>

By providing the solution and the underlying infrastructure, we reduce the up-front cost and delays associated with building that infrastructure in-house for our customers. This eliminates the need to build or maintain software applications or e-commerce infrastructure and often requires only a web browser interface to access our solutions. Our solutions give clients access to advanced technology while reducing the risk of technological obsolescence and minimizing the fixed-cost component of operating an in-house operation.

(3) Industry Specific Expertise

By gaining significant industry specific expertise in the health and financial services industries, we can create customized solutions to address clients' needs. The concentration of clients in industry-specific groups enables us to improve the technology and functionality of our solutions to respond to the changing requirements of our clients.

(4) Cost Savings for Customers

By automating the inter-enterprise processes of trading partners, our solutions deliver cost efficiencies by eliminating expensive paper based steps in the processes. In addition, our health solutions include a wide range of medical cost containment services to the health insurance community.

3.2 Our Services

Our solutions allow companies to transact business and exchange information electronically with their business partners and customers, primarily around the mission-critical business processes of invoicing, claims and payment. Our suite of solutions comprises health claims processing and related solutions, electronic bill and invoice presentment, and payment, as well as a more extensive e-commerce suite created for the small, medium and large customers of one of our key channel partners, Bell Canada.

Health Claims Processing

In the U.S., we provide medical claims processing services through US Health Corp. US Health Corp. serves as an intermediary between health care payors (e.g., insurance companies) and health care providers (e.g., hospitals) by entering into contractual arrangements designed generally to produce cost savings and other benefits for payors and increased liquidity and improved efficiency in claims submissions for providers.

In Canada, payors of drugs and dental claims are connected to our network which is also electronically connected to approximately 99% of Canadian pharmacies and to the majority of Canadian dentists. Our health claims processing solutions enable us to quickly and efficiently process claims and provide other valuable services and information to healthcare payors and their providers.

Emergis e-Premiums

In October 2001 we announced a new electronic premium presentment and management solution for the health and life insurance industry. The new service, called Emergis e-Premiums, allows customers to generate and present to their corporate customers an electronic premium statement derived from a current enrolment database. This solution allows the premium statement to reflect statutory and other changes made by the customer to its members' profile coverage, as well as facilitate the electronic payment of the consolidated premium statement. Through this service an insurance company can, for example, electronically invoice a corporate customer for its group health plan coverage by linking its accounts receivable systems to the customer's plan enrolment database, thus working from the most recent data. The solution builds on our expertise in the health insurance and financial services industries, our ability to deliver payor-centric e-commerce solutions, as well as our proprietary technology in the area of electronic invoice presentment and payment.

Business to Business Bill Presentment

Emergis e-Invoicing, our patented, leading edge electronic invoice presentment and payment solution, delivers cost and cash management efficiencies by automating the business functions of invoicing and payment.

Suppliers and buyers collaborate through a simple, intuitive and secure application for presenting, routing, disputing, processing, approving and settling invoices.

Trading partners eliminate paper and postage costs and dramatically improve the management of their working capital by reducing the time it takes to process invoices and payment. They also gain a complete audit trail, better information, increased productivity and enhanced workflow through integration with their existing enterprise resource planning (ERP) and accounting applications.

Business to Consumer Bill Presentment

Most consumer bills are still printed on paper and mailed to consumers. This traditional process can cost the issuer of the bill up to several dollars per bill and add significant time delays between the billing date and the date the consumer actually receives the bill.

Our electronic bill presentment solution allows billers to eliminate paper bills by delivering full-colour, fully formatted electronic bills to consumers in a secure and reliable fashion. Our solution also allows businesses to include detailed information and electronic promotional material with the bill. Billers can customize this additional information presented to each customer using one-to-one marketing techniques. Our private label solution is transparent to the end-user, allowing our clients to maintain direct relationships with the recipients of the bills. With our solution, end-users do not have to go to multiple web sites to pay their bills; they can review, save and pay their bills at one web site.

By eliminating paper, our electronic bill presentment solution significantly reduces both the costs to the issuer of producing the bill and the time lag in delivering the bill to the consumer. The electronic receipt of a bill also encourages the electronic payment of the bill, further reducing collection and processing costs.

Electronic Payment

A substantial percentage of bills today are paid through paper-based processes such as cheques. These processes are usually inconvenient for the customer and costly for both the client processing the payment and the issuer of the bill.

Our electronic bill payment and tax filing enabling solutions allow consumers to pay invoices, and businesses to file and pay their taxes directly from their personal computers or telephones, whether those bills and taxes are received by regular mail or presented electronically. We also offer to billers a payment delivery notification service that notifies them on a daily basis of who has paid their bill electronically and how much they have paid. Our clients can locate and retrieve real-time payment transaction information in order to resolve customer and creditor issues.

We are also a provider of point-of-sale transaction processing services in Canada. We provide merchants and credit card issuers with a platform to electronically verify and process point-of-sale transactions such as credit and debit card transactions. We collect transaction data from point-of-sale devices such as electronic cash registers and credit card swipe terminals. We route and process this data through our internally developed online, real-time transaction-processing system, and then return to the point-of-sale device the information required to complete the transaction.

We are also working with Visa to develop a new solution for business to business e-commerce payments. The solution, called Visa Commerce, is a platform for business to business payments that connects stakeholders, processes payment, and delivers transaction-related information. It will be offered to the market through Visa Issuers (Members), and will be jointly hosted by us and Visa. The solution is in development and will be piloted in 2002. Within the core product, messaging is connected to existing systems for invoice presentment, including capture of invoice detail to facilitate three-way matching and payment initiation. Reporting and other administrative functions are also provided to the Members.

Bell Channel Services

We have also been retained by Bell Canada to develop, implement and provide to Bell Canada network centric, hosted and managed services for Bell Canada to commercialize, sell and distribute to customers located in Canada. Included in these network centric services are solutions which will provide the following capabilities: online web-based customer care; web-based management of marketing processes; web-based automation of ordering, invoicing and payment functions for small, medium and large enterprises; and enablement services to support suppliers and buyers for electronic procurement.

We also provide, through Bell Canada distribution channels, public key infrastructure systems (“**PKI**”) and other security solutions, including public key encryption and digital signature services managed by our secure network environment. Our security services can also be integrated in an Internet Protocol Virtual Private Network (IP VPN) offering enabling authentication, authorization and single sign-on capabilities. The security services include network-based and application-level authentication and authorization with granular user privilege management.

Further to agreements with Bell Canada, we also provide connectivity services. Under the terms of these agreements, Bell Canada is responsible for marketing and selling certain business Internet access services and our electronic business network services, which is a secure extranet service, while we retain BCE Nexxia Inc. (“**Nexxia**”) as our supplier of network services, operations management services and product management for these services (for an additional description of these services, see Section 3.4 "Strategic Business Units" - "Canada Business Unit" - "Bell Canada Channel").

3.3 Revenues from Principal Products and Services

Revenue from our claims processing solutions accounted for 31% of our revenue in 2001, 34% of our revenue in 2000 and 4% of our revenue in 1999. Revenue from our business Internet access services accounted for 19% of our revenue in 2001, 21% of our revenue in 2000 and 35% of our revenue in 1999.

3.4 Strategic Business Units

We have structured our operations into three strategic business units:

- e-Health Solutions Group;
- BCE Emergis - Canada; and
- BCE Emergis – U.S.A.

The following sets forth our revenue for the year ended December 31, 2001 and the year ended December 31, 2000 from each of these three business units:

(millions of Dollars)	Canada Business Unit		US Business Unit		e-Health Business Unit		Total	
	Dec. 31		Dec. 31		Dec. 31		Dec. 31	
	2001	2000	2001	2000	2001	2000	2001	2000
Revenue	296.4	234.3	53.0	23.8	307.0	209.9	656.4	468.0

e-Health Solutions Group

The *e-Health Solutions Group* business unit, which operates in both the U.S. and Canada, addresses the health market by enabling the processing of claims handled by health insurance companies, workers compensation boards and governmental agencies, and providing medical cost containment services. In the U.S., we have assembled one of the largest networks of providers and payors to process claims to decrease costs and increase efficiency. We leverage our business relationships with many leading life and health insurance companies in both Canada and the U.S. Our services are intended to offer clients cost savings and efficiencies, as well as the opportunity to re-engineer some of their current business practices.

Within the healthcare industry, we provide solutions using a payor-centric model. Specifically, we market our services and solutions to the payors of healthcare services, such as private insurance companies, governments and workers' compensation boards. We do not sell our solutions directly to pharmacists, dentists, or other healthcare providers. We believe that it is more efficient to offer our services to a relatively small number of payors whose services in turn will benefit thousands of pharmacists, dentists and other healthcare providers. We do not, and do not plan to, compete with our clients in trying to reach the end-user. Once our solutions are adopted, the payors then market the services to their customers and business partners. As payors add more participants to our exchange, communities of interest develop among all users of the exchange, thereby enhancing the overall value of the exchange to its participants.

In the U.S., we provide solutions within the healthcare industry through US Health Corp. and its subsidiaries, which serve as intermediaries between health care payors (e.g., insurance companies) and health care providers (e.g., hospitals). US Health Corp. enters into contractual arrangements designed to produce cost savings and other benefits for payors and increased liquidity and improved efficiency in claims submissions for providers. US Health Corp. has developed a network of providers (the "**Provider Network**") offering nationwide access to discounted health care services for payors of health care services who contract with US Health Corp. ("**Payor Clients**"). US Health Corp. enters into contractual arrangements with providers such as hospitals, ancillary facilities and physicians ("**Contracting Providers**") who agree to provide services on a discounted basis to its Payor Clients. These Payor Clients include traditional indemnity insurance companies, self-insured entities, unions and federal government health plans. The Provider Network is designed to meet the medical, financial and geographic needs of Payor Clients by enabling the health care beneficiaries of such Payor Clients to access cost effective health care services nationwide or in particular geographic regions. US Health Corp. obtains price concessions for its Payor Clients because of its ability to leverage the aggregate claims volume of its Payor Clients and is paid a percentage of the savings. In addition to these cost containment services, US Health Corp. can also serve as a payment agent on behalf of the Payor Client and send payments to Contracting Providers, for which additional service US Health Corp. typically receives a larger percentage of the savings generated. US Health Corp.'s contracts do not assume obligations to Contracting Providers for payment of medical claims or to beneficiaries of Payor Clients for health care services. Consequently, US Health Corp. is not subject to health care underwriting risks.

US Health Corp. has developed a proprietary information system that allows each Payor Client to automatically re-price a high volume of claims. US Health Corp. has installed its proprietary software and related business processes in the facilities of most of its large Payor Clients to allow those clients to perform their own claims re-pricing.

US Health Corp. also offers network management services whereby it assumes all or a portion of the administration of a Payor Client's relationships with provider networks, including evaluating prospective provider organizations, negotiating access agreements with provider organizations and providing day-to-day support in billing and dispute resolution. US Health Corp., through its medical management unit, also provides health care utilization review and case management services for Payor Clients.

In June 2001, we acquired for US $30.0 million all of the outstanding shares of Associates for Health Care, Inc., a privately held company involved in health care cost management in the State of Wisconsin in the U.S. We paid US $10.0 million at closing. The remaining US $20 million will be paid in three equal cash or share instalments over a three-year period on the closing anniversary dates. This acquisition builds on our strategy to expand the reach of our provider network into a new geographic area.

We also offer an electronic premium presentment and management solution for the health and life insurance industry, called Emergis e-Premiums (see Section 3.2 "Our Services" – "Emergis e-Premiums"). In October 2001, we announced that we had signed The Principal Financial Group as our first customer for Emergis e-Premiums. Through a five year transaction-based agreement, we will provide the Group Life and Health business unit of The Principal with our Emergis e-Premiums service.

We also offer, with respect to vision care claims, a service which combines delivery, adjudication, order management and order supply in a single transaction to Coordinated Vision Care ("**CVC**"), a United Health Group Company. Providers may use the services to verify patient eligibility and submit claims via web-enabled technology or interactive voice response, while members are able to review which benefits they are entitled to, verify their eligibility, and find a local doctor by keying in their zip code. Our vision care solutions are available to 1.3 million primary covered people and another two million of their dependents, totalling over three million people in the United States.

In Canada, we operate Canada's largest private electronic, real-time, point-of-sale claims network for transmitting and adjudicating prescription drug and transmitting dental claims. We serve seven Canadian life insurers that represent 50% of the private group health insurance market. As well, we serve the Ontario Workplace Safety and Insurance Board and the British Columbia Worker's Compensation Board. In 2001, we transmitted, adjudicated and remitted payments for over 26.4 million prescription drug claims and transmitted over 7.4 million dental claims. In addition to claims processing, we use our prescription drug data to provide employers with health information management solutions aimed at reducing liability in the areas of workers' compensation and employee disability claims.

We currently provide electronic claims management services for more than 23,000 group benefits plans in Canada, covering over 5.2 million holders of our proprietary identification and processing card. The process of pay-direct plans involves the electronic transmission of claims from pharmacies across Canada and the real-time adjudication of these claims. These claims are transmitted over various communications networks reaching approximately 99% of pharmacies in Canada. Payments to pharmacies are made exclusively by electronic funds transfer according to various payment options, including payment by the next day, for which a fee may be charged.

In March 2001, we announced the development of a new solution that will offer health and dental claims processing of benefits over the web. Through this exchange, health insurance companies will provide their group plan customers with web-based claims capabilities.

The British Columbia Workman's Compensation Board uses our drug adjudication processing system to process prescription drug claims for injured workers. The solution allows real-time adjudication and payment to pharmacists.

The Workplace Safety and Insurance Board of Ontario (WSIB) uses our new web-enabled health claims approval and payment system that will provide a faster, more consistent process for the province's 27,000 health and medical services providers. With Ontario having the largest industrial base in Canada, receiving over 300,000 injury reports annually, generating over 4,000,000 claims from injured workers, the WSIB is the largest payer of work-related health claims in the country, and among the largest in North America.

The RAMQ (Régie de l'assurance maladie du Québec) also uses our extranet service to administer and process the public prescription drug insurance plan. The solution allows secure real-time interactive communication with over 1,550 pharmacies spread across the province of Quebec. In the year 2001 alone, we have processed over 70 million drug claim transactions.

The following table outlines the principal services we offer in the e-Health Solutions Group:

Services	Program Reach	Description
Medical claims solutions	• Over 400 insurance companies • Over 4 800 acute care hospitals • Over 26,000 ancillary medical facilities • Over 500,000 physicians • Over US $3.7 billion of claims in 2001	• Cost containment for medical claims • Payments
Vision care claims	• Available to 5.5 million persons through Coordinated Vision Care, a United Health Group company	• Claims adjudication • Order management • Order supply
Prescription drug claims	• 99% of all pharmacies in Canada • Seven insurance companies in Canada, representing over 50% of the private group health insurance market • Ontario WSIB and BCWCB • 23,000 group benefit plans in Canada • Over 17% of Canadians • Over 26.4 million drug claims in 2001 through insurance companies	• Online prescription drug claim adjudication (eligibility, limitations of coverage, price verification) • e-Payment to pharmacy • Prescription drug utilization review • Prescription management
Prescription drug database	• Subscribers include seven insurance companies in Canada	• Proprietary database of private prescription drug information • Information for evaluating cost and effectiveness of benefit plans

Services	Program Reach	Description
Dental claims	• Six insurance companies in Canada • Over 10,000 dentists (approximately 59% of practicing dentists in Canada) • Over 7.4 million dental claims in 2001	• Electronic dental claims transmission between dentists and insurance companies
Occupational claims and accident-related claims	• British Columbia workers' compensation board • Ontario WSIB – Workplace Safety and Insurance Board	• Electronic claims transmission • Claims adjudication (Ontario WSIB only) • Information for evaluating cost and effectiveness of benefit plans (Ontario WSIB only)

Canada Business Unit

BCE Emergis - Canada (which does not include the sale of any e-health solutions or other e-commerce solutions to the health insurance sector) focuses on offering e-commerce technology services, which are sold primarily through financial institutions and the Bell Canada channel. In the financial services industry, we provide business to business and business to consumer invoice presentment solutions and e-payment solutions through the financial institutions. Through the Bell Canada channel, we provide network-centric services, secure business Internet access services and our electronic business network services. While many of our products target industry leader end-users, our focus is to use our customers as the channels (e.g., the Bell Canada channel) through which our solutions reach the end user. In particular, we enable financial institutions and telecom companies to private label our solutions, thereby enhancing acceptance and accelerating adoption and reaching a large segment of the Canadian market.

Financial Institutions

We currently provide electronic bill payment enabling solutions to seven major Canadian financial institutions as well as point-of-sale credit and debit card processing to three financial institutions.

In June 1999, we signed an exclusive ten year contract with e-route Inc. ("**e-route**"), a consortium of major Canadian financial institutions, to develop, implement, and operate an electronic bill presentment solution. Under the terms of this contract, we have created an electronic bill presentment exchange for these financial institutions that allows customers of each financial institution to view all of their electronic bills at their financial institution's web banking site. In November 2000, e-route went into production. By December 2001, over 40 billers and over 350,000 consumers had signed up for the service.

On April 19, 2002, we announced that we had acquired e-route from its six shareholders. Concurrent to the acquisition, the financial institutions and BCE Emergis have restructured their working relationship with the objective of accelerating and expanding the reach of e-route's leading on-line bill presentment system, known as *webdoxs*. We acquired e-route for $6.9 million in cash, and $19.5 million in assumed liabilities, which amounts to a total consideration of $26.4 million. Through this new agreement, we stand to derive greater revenue per transaction, as a result of the elimination of an intermediary, though we will not receive minimum revenue levels. In addition, the financial institutions will be able to benefit from a performance payout that could reach $13 million in the event *webdoxs* reaches significant transaction milestones over an eight year period.

In 2001, we announced that we had signed five year agreements with each of Alberta Treasury Branches, and three major Canadian financial institutions to provide our electronic bill payment and tax filing enabling solutions. Our solutions will allow their business customers to electronically and securely file and pay taxes to a variety of provincial and federal department and agencies. These agreements expand our relationships with these financial institutions that have wide and growing business customer bases.

In February 2001, we announced a five year agreement with a major Canadian financial institution as the first lender on our e-Lending Interchange for the motor vehicle industry, providing electronic transmission of credit applications between participating dealers and lenders, electronic registration of participating lenders approved security interests with provincial registrar authorities, and other electronic services to participating users. In April 2001, the e-Lending Interchange for the motor vehicle industry went into production. In March 2002, we announced an agreement with another major Canadian financial institution to join our e-Lending Interchange for the motor vehicle industry. By March 2002, we had signed twelve finance & insurance system (F&I) software vendors which had enabled over 200 dealers onto our e-Lending Interchange for the motor vehicle industry. We also have an agreement with a major Canadian financial institution to provide for the electronic transmission and processing of mortgage applications.

The following table outlines the principal services that we have sold to financial institutions:

Services	Program Reach	Description
Electronic bill presentment	• Seven major Canadian financial institutions • Reach of over 5.0 million online bank customers	• Electronic presentment to consumers of formatted bills, statements and invoices with associated marketing information • Transmission of payment and remittance information to financial institutions • Presentment of targeted marketing material
Payment Solutions	• Seven Canadian financial institutions • Over 100 million transactions in 2001	• Payment of invoices and taxes • Payment advice distribution • Filing of corporate tax remittances and tax returns
Point-of-sale networks	• Three financial institutions in Canada • 80,000 merchant locations • Over 280 million transactions in 2001	• Processing (authorization and settlement) of credit and debit card transactions
E-Lending	• Two major Canadian financial institutions • Over 200 automobile dealers in Canada • Over 500 notaries in the Province of Quebec	• Processing of credit applications for the purchase of motor vehicles in Canada • Processing of mortgage applications in the Province of Quebec

Bell Canada Channel

We also sell our services to the Bell Canada group of companies and use their sales forces to sell our services to their customers. We currently work with the sales forces of Bell Canada and its subsidiaries to deliver services to the customers of Bell Canada, Nexxia, Bell ActiMedia Inc. and Aliant Inc.

On June 30, 1999, we entered into a three year exclusive reseller agreement (the "**IP Distribution Agreement**") with Bell Canada and a three year services agreement (the "**Nexxia Services Agreement**") with Nexxia with respect to certain business Internet products (the "**IP Products**"). Both agreements have an effective date of January 1, 1999. Under the terms of these agreements, Bell Canada and/or a designated affiliate is responsible for marketing and selling the IP Products while BCE Emergis retains Nexxia as its exclusive supplier of network services, operations management services and product management for these IP Products on a fixed price basis. Under the original agreement, which was to terminate on December 31, 2001, Bell Canada had the exclusive right to market these services, and in return, committed $290 million in revenues over three years.

The IP Products include the Internet business access services, GENet and the connectivity component of the Automotive Network Exchange. On June 30, 1999, the parties also entered into a preferred supplier agreement (the "**Preferred Supplier Agreement**") which enhanced our preferred supplier status as follows:

- We have a right of first offer on new contracts for e-commerce services, whether for internal uses or for customer use; and

- Our preferred status is extended to five years, provided that BCE continues to control us.

Effective January 1, 2000, BCE Emergis, Bell Canada and Nexxia entered into a Reseller Agreement for the resale of certain of our solutions by Bell Canada and Nexxia (the "**Reseller Agreement**"). Under the terms of the Reseller Agreement, we have granted to each of Bell Canada and Nexxia and their subdistributors the non-exclusive right to act as our primary distributors of these solutions to their customers, and Bell Canada and Nexxia have agreed to use the solutions in the creation and conception of their electronic commerce offerings for their respective customers.

The Reseller Agreement also provides that Bell Canada and Nexxia shall actively promote and advertise our solutions to their respective customers and shall assign dedicated employees to those activities. Bell Canada and Nexxia have agreed to invest yearly a minimum of $10 million in promotional and commercialization activities related to electronic commerce.

In October 2001, we announced that we had signed a number of key agreements with Bell Canada for the provision of advanced e-commerce services. Under these agreements, we have extended the IP Distribution Agreement for another three years and expanded this agreement to include, in addition to the IP Products, our electronic business network services which enable enterprises to connect with their partners and exchange data in a secure IP-based environment. Committed revenue over the three year term will amount to $315 million. We also extended for an additional three years the Nexxia Services Agreement and expanded this agreement to cover certain services for the provisioning of our electronic business network services.

As part of these key agreements, we signed a five year agreement with Bell Canada whereby Bell Canada retained our services to develop, implement and provide to Bell Canada network centric, hosted and managed services (the "**Network Centric Services**") for Bell Canada to commercialize, sell and distribute to customers located in Canada. In addition, by this agreement, Bell Canada retained Emergis as its preferred supplier for all new services to be distributed by Bell Canada as part of Bell Canada's Network Centric Program. Included in these network centric services are solutions which will provide the following capabilities: online web-based customer care; web-based management of marketing processes; web-based automation of ordering, invoicing and payment functions for small and medium enterprises; and enablement services to support suppliers and buyers for electronic procurement.

A agreement for the provision of security services was also signed.

Public Sector

In June 2001, Nexxia, BCE Emergis and CGI were awarded a multi-million dollar contract to build and manage an e-government infrastructure for the Government of Canada. The solution, called the "Secure Channel" is designed to allow Canadian citizens and businesses to access different government services electronically. Key components of the solution include the IP network, security, authentication, directory services, application integration services and portal interfaces. We will provide e-commerce services, including managed PKI security and financial payment processing services to the Government of Canada through Nexxia. As part of phase one of the project, we have delivered the managed PKI infrastructure to the first client department of the Government of Canada.

In June 2001, we signed a five year agreement to develop and manage, with Bell Canada and its other subcontractors, an electronic infrastructure that will enable residents of Ontario to access Ontario Government products and services through the Internet, by telephone or through self service terminals.

In August 2001 we announced a $1.3 million agreement with Agri-eBusiness Group Inc., an e-commerce initiative created by four major grain and oilseeds industry groups in Ontario, for the development of the first web-based, integrated agricultural food exchange. The exchange will improve the collection of sales and marketing information and create a central loans system for commodity organizations.

U.S. Business Unit

BCE Emergis - U.S.A. The objective of this business unit is to focus primarily on the financial services market in the U.S. working with financial institutions to distribute our electronic solutions to their business customers. This involves mainly the offering of business to business invoice presentment solutions and e-payment solutions. This unit began its activities in late 2000.

Financial Institutions

We offer e-Invoicing services in the U.S. through a bank-centric model where banks and other large institutions will offer e-Invoicing to their customers. Financial institutions are in a position to play an important role in expanding the widespread use of this technology. Financial institutions are viewed as trusted organizations with which customers would prefer to pay bills on-line. We believe that as competitive pressures build, banks will want to leverage this trusted relationship to protect their customer base and build market share through the ability to offer e-billing and payment solutions and to market and cross-sell other financial services. Financial institutions may also want to partner with billers to further enable this process, thereby facilitating wider adoption.

This business unit signed several key customer agreements during 2001. In July 2001, it signed a five year agreement with Visa U.S.A. that expands our payment and invoicing solutions in the U.S. We will work closely to integrate our products into Visa's commercial payment solutions. We will also provide Visa with other payment-related application tools to facilitate the implementation and adoption among its large commercial customer base. In April 2002, Visa introduced Visa Commerce, its new non-card based electronic payment and information management service, designed to help eliminate the use of paper checks in the $11.5 trillion business to business marketplace.

This business unit also signed a five year agreement with Bank of America that will enable the bank to offer our e-Invoicing solution to its divisions and business customers around the world, in multiple languages and multiple currencies. Concurrent to this agreement, we acquired technology assets from the bank.

In addition, this business unit entered into agreements with Teleglobe Inc. for the resale of our e-commerce services in the area of security and invoice presentment and payment. As a result, Teleglobe will be offering our e-Invoicing and security services to its global business and telecom carrier customer base. The initial fees payable by Teleglobe under these agreements were $7.5 million and were included in our non-recurring revenue.

Lastly, this business unit signed a number of other agreements with U.S. companies for our e-Invoicing solution, such as PPG Industries, Inc. and Equifax Inc., and a number of alliances for the resale of our e-Invoicing solutions.

These agreements are expected to translate into recurring revenue in the future.

Mortgage Services

We provide the electronic transmission of real estate appraisals. We currently have over 7,000 appraisers signed up to the service, and delivered electronically over 700,000 appraisals in 2001. We also provide an extranet for the employee relocation industry in the United States.

We also derived revenue, mainly from the Federal Home Loan Mortgage Corporation (Freddie Mac) and its customers for our electronic mortgage and relocation service business.

3.5 Technology

Our core services are based on our own proprietary technologies. Examples of technologies that we have developed include e-Invoicing, payment solutions, business document exchange capabilities and health claims processing technology. We also provide certain services which use technologies licensed from other parties.

In addition to the core services, specific industry applications are required to generate transaction volume. These applications have been developed either by us or by our clients or licensed from a third party. Examples of these applications include electronic bill payment enabling, which we have developed, workers' compensation claims processing applications which a client has developed or we have developed for a specific client and electronic real estate appraisal delivery software which we license from a third party.

In July 2001, we acquired the assets of Canadian-based ProCure.com, a technology provider of supplier enablement applications for a total cash consideration of $6.4 million. ProCure.com, based in Oakville, Ontario, was acquired from Cyberplex, a North American Internet professional services firm. This technology related acquisition is complementary to the development of our Order to Pay Gateway, an open platform allowing buyers and suppliers to conduct essential commerce with each other.

3.6 Research and Development

Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions and the enhancements and maintenance of existing solutions.

Our research and development costs increased in 2001 due to the continued development of our e-invoicing solutions, the development of our web claims and premiums exchange, our investment in new solutions such as network-centric services, and the development of additional functionalities to our other existing solutions such as our electronic bill presentment and e-procurement services.

3.7 Operations

Operations expenses consist primarily of personnel and personnel-related expenses, software and hardware maintenance and facilities costs.

We currently operate our services out of six data centres. All of these data centres incorporate extensive physical and network security. In total, these data centres run over 1,000 servers. We offer services out of data centres in Rockville, Maryland, Louisville, Kentucky, Montreal, Quebec and Toronto, Ontario.

We currently operate two customer call centres in Canada, one in Mississauga, Ontario, the other in Montreal, Quebec. These call centres receive inbound calls from our clients and end-users. These facilities provide customer service 24 hours a day, seven days a week. As at April 2002, we employed approximately 110 persons in these call centres. We also operate three call centres in the United States, one in Louisville, Kentucky, one in Arlington, Virginia, and one in Rockville, Maryland. As at April 2002, we employed approximately 350 persons in these U.S. call centres.

3.8 Intellectual Property

Our intellectual property includes proprietary technology, business strategies, market information and know-how. We also license technology from third parties. We rely on a combination of trade secrets, trademarks, copyrights, patents and contracts to protect our intellectual property.

A portion of our proprietary technology is protected through the use of copyrights. Portions of our know-how are also protected as trade secrets through contractual agreements with our clients, partners, suppliers and employees. We pursue and protect our proprietary rights to intellectual property in our agreements with the view to capturing the maximum value of our services and assuring a competitive advantage. A portion of our intellectual property is also protected through the use of patents. We currently have been awarded one patent registered in relation to our e-Invoicing technology, which expires in 2017, and four other applications pending for various technologies which we have developed.

Our ability to compete effectively will depend, in part, on our continued ability to protect and enforce our intellectual property rights. Although we rely, in part, on contractual provisions to protect our trade secrets and proprietary know-how, there can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach or that our trade secrets will not otherwise be disclosed or be independently developed by competitors. We also rely, in part, on technology that we license from third parties, including software that is integrated into our solutions to perform key functions. If we are unable to continue to license any of this software on commercially reasonable terms, we may face delays in the delivery of our solutions until equivalent technology can be identified, licensed or developed and integrated into our current solutions.

3.9 Sales and Marketing

Our primary sales model is to market our solutions to large customers who then market our solutions to their customers. We use a direct sales force to market our solutions to leaders in each of our strategic business units in Canada and the United States, such as major banks, telecommunications providers and insurance companies and other payors of healthcare claims. Once a solution has been adopted by an organization, the client uses it internally and then often markets the solutions to customers. Our direct sales force is supported by technical professionals including software engineers and project managers. Given the increasing importance of e-commerce to our clients, we typically market our solutions to senior executives that have responsibility for e-commerce strategy and implementation. We also have a variety of co-marketing agreements with complementary solution providers.

Our e-Health Solutions Group unit has a direct sales force that spans North America. This sales team focuses on selling technology products and services directly to senior management of insurance companies and workers compensation boards.

In addition to our direct and co-marketing sales efforts, we participate in industry advisory councils or analyst programs, trade shows, seminars and conferences. Our participation is designed to increase the awareness of our service offerings.

We offer our products and services primarily in Canada and the U.S. The following sets forth our sales by geographic segment:

Geographic segmentation of revenue	Dec. 31 2001	Dec. 31 2000
Canada	58.7%	63.6%
U.S.A.	41.2%	36.0%
Other	0.1%	0.4%
Total	100.0%	100.0%

Except for related party transactions described in Note 17 of the Notes to our Consolidated Financial Statements for the year ended December 31, 2001, we do not have any one customer which represents more than 10% of our revenues for the year ended December 31, 2001.

3.10 Legal Proceedings

On April 26, 1996, First Health Group Corporation ("**First Health**"), filed a civil complaint against US Health Corp., seeking injunctive relief and damages of US $29 million to US $37 million based on claims of trademark infringement, false advertising, deceptive trade practices, fraud, interference with contract, interference with prospective economic relations and unfair competition. First Health's primary contention was that representatives of US Health Corp. made false and misleading statements during contract negotiations with health care providers in order to cause them to join the US Health Corp. Provider Network.

On March 21, 2000, the U.S. District Court for the Northern District of Illinois granted summary judgment in favour of US Health Corp. on the false advertising claims and on April 10, 2000, the Court granted summary judgment in favour of US Health Corp. on the contractual interference and damages claims. First Health appealed these court rulings and on October 16, 2001, the Seventh Circuit Court of Appeals upheld the decision in favour of US Health Corp. First Health has now exhausted all of its appeals and the matter is closed.

We are also a party to other legal actions arising in the ordinary course of business. While the final outcome with respect to claims and legal proceedings pending at December 31, 2001 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company's consolidated financial position or statements of earnings.

3.11 Competition

The e-commerce and the health care claims industries are and will continue to be highly competitive and we face competition for each of our individual services from numerous competitors who have substantial marketing, personnel and technological resources. Many firms offer competing services in electronic bill/invoice presentment, electronic payment, claims processing invoice and payment. In the e-health sector, certain companies provide an array of services, some of which may be competitive to our claims processing solutions or managed care services. Furthermore, in some areas, we may compete with internal groups of major organizations.

We expect that other competitors will develop over time. Some of these will be companies that are not currently in our markets, others will be new companies, and others could be ventures between current clients and our competitors.

We believe that the principal competitive factors in our industry include:

- Pricing of services;
- Leading-edge technology;
- Scalability of services;
- Quality of services;
- Technical and strategic expertise;
- Speed of development and implementation of solutions;
- Return on investment compared to cost and up-front fees;
- Brand-recognition, size and financial strength of the firm;
- Strategic alliances and commercial relationships; and
- Ownership of technology and ability to continue to enhance and improve technology.

3.12 Employees

As of December 31, 2001, we had 2,484 full-time employees. Approximately 956 of these employees were engaged in technology, 79 were engaged in marketing activities, 1,069 were engaged in our e-Health Solutions Group business unit, 136 were engaged in our Canada business unit, and 60 were engaged in our U.S. business unit. The remaining employees were engaged in administrative and support functions, such as finance, legal, human resources and other activities. As part of the business realignment plan and cost reduction program announced in April 2002, we are reducing personnel by approximately 550 people, or 20% of the workforce.

Our employees are not represented by a labour union and our relationships with our employees are good. The majority of our employees own shares or options to purchase our shares. Our share purchase plan includes a partial company match and is offered to Canadian employees.

3.13 Risk Factors

We are subject to a number of risks, including the following:

General and economic factors

General and economic factors such as a downturn in the economy or a recession may have a negative impact on our business and operating results. An economic slowdown or uncertainty may cause existing and potential customers to delay or scale down new projects and therefore make sales cycles longer or more uncertain. In addition, we would be affected by a fluctuation in the currency exchange rates between the Canadian and U.S. dollar. The strengthening of the Canadian dollar would have an unfavourable effect on our net earnings.

Adoption of e-commerce

In order for us to be successful, e-commerce must continue to be widely adopted in a timely manner. Because e-commerce, and transactions over the Internet in general, are new and evolving, it is difficult to exactly predict the size of this market and its sustainable growth rate. Adoption of e-commerce has not been as fast as originally anticipated. To date, many businesses and consumers have been deterred from utilizing the Internet for a number of reasons, including, but not limited to:

- Security risks in transmitting and storing confidential information, including concerns relating to the potential for user impersonation and fraud or theft of stored data and information communicated over the Internet;

- Inconsistent quality of service;

- Lack of availability or delays in development of cost-effective, high-speed service;

- Inability to integrate business applications on the Internet;

- The need to operate with multiple and frequently incompatible products; and

- Lack of or delays in development of tools to simplify access to and use of the Internet.

Businesses, which have invested substantial resources in other methods of conducting business, may be reluctant to adopt new methods. Also, businesses with established patterns of purchasing goods and services and effecting payments may be reluctant to change.

To the extent that e-commerce continues to experience significant growth both in the number of users and the level of use, the Internet infrastructure may not be able to continue to support the demands placed on it by continued growth. Such continued growth could affect the Internet's technological ability to effectively support the high volume of transactions and any of these factors could materially harm our business and operating results.

Adoption rate of our solutions by customers

In order to build our recurring revenue base, the number of transactions we process must increase. This increase will depend on the rate at which our solutions are adopted by our customers and by our channel partners' customers. It will also depend on our ability to stimulate our channel partners in being pro-active and successful in selling our solutions to their customers.

Response to industry's rapid pace of change

If we are unable to develop new technologies or enhancements to our existing services on a timely and cost-effective basis, or if our new services or enhancements do not achieve market acceptance, our sales may decline or may not grow at the same rate as in the past. The life cycles of our services are difficult to predict because the market for our services is new and emerging and is characterized by rapid technological change and changing client needs. The introduction of services employing new technologies could render our existing services obsolete and unmarketable.

In developing new services, we may:

- Fail to respond to technological changes in a timely or cost-effective manner;

- Encounter products, capabilities or technologies developed by others that render our services obsolete or uncompetitive or that shorten the life cycles of our existing services;

- Experience difficulties that could delay or prevent the successful development, introduction and marketing of these new services; and

- Fail to achieve market acceptance of our services.

The occurrence of any of the above could materially harm our business and operating results.

Competition

The e-commerce and health care claims business are intensely competitive and we have many competitors with substantial financial, marketing, personnel and technological resources. Other companies offer products and services that may be considered by customers to be acceptable alternatives to our products and services. We expect that the continuing acceptance of e-commerce and EDI will attract new competitors, including software applications and operating systems companies that may bundle e-commerce solutions with their programs, and alternative technologies that may be more sophisticated and cost effective than our products and services. Competitive companies may offer certain e-commerce products or services, such as communications software or network transactional services, at no charge or a deeply discounted charge, in order to obtain the sale of other products or services. We face competition in each of our group of products and services. Firms offer competing services in electronic bill and invoice presentment and electronic bill payment. In the e-health sector, certain companies provide an array of services, some of which may be competitive to our claims processing solutions. In some areas, we may compete with internal groups of major organizations. Thus, we may lose customers to competitors.

Growth

We have experienced rapid growth in our revenues. To continue to grow, there must be continued adoption of e-commerce solutions; large financial institutions and health insurance companies must adopt our e-commerce solutions and be effective in reselling them to their customers; we must integrate acquisitions successfully; our operations must be scalable; and we must be able to enter into agreements that generate non-recurring revenue and form the basis for generating new recurring revenue. There can be no assurance as to the timing and extent of any such new agreements and the amount of non-recurring and recurring revenue that they will generate.

Operating results

We have experienced losses in the past. Revenue in any quarter is substantially dependant on the quantity of purchases of services requested in that quarter by customers. Furthermore, our e-Health business unit derives a significant portion of revenue from a small number of major payor clients. The loss of a contract with a major payor client or the inability to replace any such client with new clients could have a significant effect on our results.

Quarterly revenue, when inclusive of non-recurring revenue, is difficult to forecast since the market for e-commerce is rapidly evolving and our revenue in any period is significantly affected by the economic environment and its impact on sales cycles, our ability to enter into new sales agreements and by the announcements and product offerings of our competitors as well as alternative technologies.

Volatile quarterly revenues and operating results

Our quarterly operating results have fluctuated in the past and we expect them to continue to fluctuate in the future. Volatility in quarterly results is mainly due to the level of non-recurring revenue. If our quarterly operating results fail to meet analysts' expectations, the trading price of our common shares could decline significantly. In addition, significant fluctuations in our quarterly operating results may harm our business operations by making it difficult for us to implement our business plan and achieve our budgeted results. The factors, many of which are outside our control, which could cause our operating results to fluctuate include:

- The uncertainty involved in decision-making by our clients to purchase our services;

- The failure of our clients to meet planned marketing goals to sell services using our solutions;

- The demand for and market acceptance of our e-commerce solutions;

- Competitors' announcements or introductions of new technologies, services or technological innovations;

- Our ability to develop, introduce and market new services on a timely basis, including a lengthy implementation period;

- Our success in expanding our sales and marketing programs, including our success in marketing our services to existing and new clients;

- The timing and execution of individual contracts;

- Client renewal rates for our services;

- The mix of our services sold during a quarter;

- Our dependence on the number of transactions made in a particular period using our solutions to generate revenues;

- Our ability to expand our operations and the amount and timing of expenditures relating to any expansion;

- Competitive pressure on prices for our services; and

- General economic conditions.

Due to all of the foregoing factors, our quarterly revenues and operating results are difficult to forecast. Thus, period-to-period comparisons of our operating results may not necessarily be meaningful, and you should not rely on them as an indication of our future performance.

Success of U.S. operations

We are expanding our operations in the United States. We have limited experience in marketing, selling and supporting our services in other countries, including the United States. We may not be able to successfully market, sell, deliver and support our services in the United States. We will need to devote significant management and financial resources to our expansion in the United States. In particular, we will have to attract and retain experienced management and other personnel. Competition for such personnel is intense, particularly in the United States, and we may be unable to attract and retain qualified staff. If we are unable to expand our international operations successfully and in a timely manner, our business and operating results could be materially harmed.

Acquisitions

A key element of our growth strategy has been and continues to be to make strategic acquisitions. We may not be able to integrate the operations of recently acquired companies with our existing operations without encountering difficulties, and there can be no assurance that, in the future, we will find acquisition candidates on terms suitable to us or that we will have adequate resources to consummate any acquisition. Acquisitions involve a number of special risks, including time and expenses associated with identifying and evaluating acquisitions, the diversion of management's attention from day-to-day operations, the difficulty in integrating widely dispersed operations with distinct corporate cultures, the potential loss of key employees of the acquired company, the difficulty in incorporating acquired technologies successfully, the potential impairment of relationships with our employees, clients and strategic partners and the inability to maintain uniform standards, controls, procedures and policies. In addition, customer satisfaction or performance problems at a single acquired firm could have a material adverse effect on our reputation. Acquisitions may also result in the potentially dilutive issuance of equity securities, the incurrence of debt, the write-off of research and development and capitalized costs, integration costs and the amortization of goodwill and other intangible assets. If any of the foregoing risks were to materialize and we were unable to successfully address it, our business and operating results could be materially harmed.

Inability to successfully execute the Business Realignment Plan and Cost Reduction Program

In March 2002, we announced that we would generate significantly lower revenue for the first quarter of 2002 than the fourth quarter of 2001, owing to a reduction in non-recurring revenue. In April 2002, we also announced a plan to streamline our service offerings and reduce our operating cost structure to align it with our recurring revenue levels. If we are unable to successfully execute this plan, our business and our operating results could be materially harmed.

Strategic relationships

We rely on strategic relationships to increase our client base and if these relationships fail, our business and operating results could be materially harmed. We view our relationship with our parent company, BCE, as strategic in nature and any change in this relationship could affect our ability to generate new business or maintain existing business.

Some of our existing strategic relationships do not, and any future strategic relationships may not, afford us any exclusive marketing or distribution rights. As such, some of the parties with whom we have strategic relationships could provide the same services to our competitors. In addition, the other parties may not view their relationships with us as significant for their own businesses. Therefore, they could reduce their commitment to us at any time in the future. These parties could also pursue alternative technologies or develop alternative services either on their own or in collaboration with others, including our competitors. Further, we may now or in the future be competing with some of the parties with which we have a strategic relationship, especially with respect to our operations in the United States. Also, there may be geographic restrictions on some of our strategic relationships with respect to our United States operations. For example, our licensing agreement for our electronic bill presentment platform applies only in Canada. If we are unable to maintain our strategic relationships or to enter into additional strategic relationships, we will have to devote substantially more resources and capital to the development of technology, which could materially harm our operating results.

Dependence on contracting medical service providers

The business growth of our e-health sector is dependent on our ability to retain the existing contracting providers, and to retain and improve the price concessions granted by contracting providers. The termination of a significant number of contracts with contracting providers having a significant number of claims with our payor clients, the inability to replace those contracts with similar contracting providers and/or the renegotiation of contracts resulting in reduced price concessions could have a significant effect on our results. Also, the contracts do not prohibit the contracting providers from entering into discounted arrangements with others.

Defects in software failures in the processing of transactions

Defects in our owned or licensed software products, delays in delivery as well as failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results.

Our operations are dependent upon our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. We are party to a disaster recovery agreement that provides an alternative off-site computer system for use in such disastrous events covering the majority of our revenue. There can be no assurance that a fire or other natural disaster, including national, regional or local telecommunications outages, would not result in a prolonged outage of our operations. In the event of a disaster, and depending on the nature of the disaster, it may take from several hours to several days or longer before our off-site computer system can become operational for all of our clients and use of the alternative off-site computer would result in substantial additional cost to us. In the event that an outage of our operations extends for more than several hours, we would experience a reduction in revenues. In the event that such outage extends for one or more days, we could lose clients, which could materially harm our operating results.

Defects or error in our software products or delays, failures or mistakes in our processing of electronic transactions could result in:

- Additional development costs;

- Diversion of technical and other resources from our other development efforts;

- Delayed or lost revenues;

- The need to provide additional services to a client at no charge;

- Loss of credibility or negative publicity, which could harm our ability to attract new clients or retain existing clients;

- Harm to our reputation; and

- Exposure to liability claims for damages, which could be substantial.

Technologies supplied to us by third parties may also contain undetected errors or defects. These defects, as well as any of the foregoing results thereof, could materially harm our business and operating results.

In our operations, we process transactions involving substantial sums of money. As a result, processing failures or mistakes could expose us to liability. Although we attempt to limit our potential liability for warranty claims through disclaimers in our software documentation and limitation-of-liability provisions in our license and client agreements, there can be no assurance that these measures will be successful in limiting our liability. Furthermore, our general liability insurance coverage may not continue to be available on favourable terms or in amounts sufficient to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion against us of any large claim could materially harm our business and operating results.

We rely on technologies that are provided to us by technology partners and incorporated in our solutions. Failure by any such technology partner to provide such technology in a timely manner and to meet our quality requirements, or our inability to obtain substitute technologies or alternative providers on terms acceptable to us could harm our ability to maintain some of our operations and could materially harm our business and operating results.

Security and privacy breaches

If we are unable to protect the security and privacy of our electronic transactions, our business, including customer relationships, could be materially adversely affected. A security or privacy breach may:

- Cause our clients to lose confidence in our services;
- Deter clients from using our services;
- Harm our reputation;
- Expose us to liability;
- Increase our expenses from potential remediation costs; and
- Decrease market acceptance of e-commerce transactions.

While we believe that we utilize proven applications designed for premium data security and integrity to process electronic transactions, there can be no assurance that our use of these applications will be sufficient to address changing market conditions or the security and privacy concerns of existing and potential customers. Any failures in our security and privacy measures could materially harm our business and operating results.

Key personnel

We believe that our future success will depend upon our ability to attract and retain highly skilled personnel. The loss of the services of key persons could materially harm our business and operating results and the failure to hire and retain qualified personnel would harm our ability to grow our business, which would materially harm our operating results.

We also must attract, integrate, train and retain skilled sales, research and development, marketing and management personnel. Skilled personnel are in short supply in the technology industry, and this shortage is likely to continue for some time. As a result, competition for these types of employees is intense, and the turnover rate for them is high.

Protection of our intellectual property

We depend on our ability to develop and maintain the proprietary aspects of our technology. We cannot be certain that we will be able to enforce our rights or prevent other parties from developing similar technology, duplicating our intellectual property or designing around our intellectual property. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, patents and copyright and trademark laws.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our intellectual property or to obtain and use information that we regard as proprietary. Policing unauthorized use of our intellectual property is difficult and expensive, and while we are unable to determine the extent to which piracy of our intellectual property exists, piracy may be a problem. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of Canada and the United States. We intend to vigorously protect our intellectual property rights through litigation and other means. However, such litigation can be costly.

Intellectual property infringement claims

Third parties may claim that we or our current or potential future intellectual property infringe on their intellectual property. Any such claims, with or without merit, could materially harm our business and operating results. There has been a substantial amount of litigation in the software industry and the Internet industry regarding intellectual property rights. We expect that providers of e-commerce solutions will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Such claims could be time-consuming, result in costly litigation, cause implementation delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could materially harm our business and operating results.

Integrity of the public key cryptography technology

Our Internet security solutions depend on public key cryptography technology. Any significant advance in techniques for attacking cryptographic systems could render some or all of our existing Internet security solutions obsolete or unmarketable, which could reduce revenues from our security solutions and could materially harm our business and operating results. With public key cryptography technology, a user is given a public key and a private key, both of which are required to encrypt and decode messages. The security afforded by this technology depends on the integrity of a user's private key and that the private key is not stolen or otherwise compromised. The integrity of private keys also depends in part on the application of certain mathematical principles known as "factoring". This integrity is predicated on the assumption that the factoring of large numbers into their prime number components is difficult. Should an easy factoring method be developed, the security of encryption products utilizing public key cryptography technology would be reduced or eliminated. If improved techniques for attacking cryptographic systems were ever developed, we would likely have to reissue digital certificates to some or all of our clients, which could damage our reputation and brand or otherwise harm our business. In the past there have been public announcements of the successful decoding of certain cryptographic messages and of the potential misappropriation of private keys. This type of publicity could also hurt the public perception as to the safety of the public key cryptography technology included in our digital certificates.

Industry and government regulations

Governmental policies adversely affecting our business could be implemented by legislation, executive order, administrative order or otherwise, particularly in the U.S. health care industry. In that industry, a number of proposals for health care reform have been made at the federal and state levels, including proposals to provide greater government control of health care spending, to reduce fraud and abuse, to broaden access to health care services and to change the operating environment for health care providers and payors. We cannot predict what impact, if any, these activities, which include efforts to effect reform through legislation and changes in the administration or interpretation of government health care programs, laws, regulations or policies, might have on it. Any of these changes could have a significant impact on our business and operating results.

Current regulations and laws governing the telecommunications industry generally do not apply to providers of data network access and e-commerce services other than regulations applicable to businesses generally. Except for government regulations in countries other than Canada and the United States (which may affect the provision of certain of our services) and regulations governing our ability to disclose the contents of communications by our clients, there are no government regulations pertaining to the pricing, service characteristics or capabilities, geographic distribution or quality control features of our e-commerce services. There exists, however, the risk that governmental policies affecting the e-commerce industry could be implemented by legislation, executive order, and administrative order or otherwise. If such policies are adopted, they could materially harm our business and operating results.

Additional regulations and laws respecting privacy and the safeguarding of personal information could also result in additional operating costs.

Although we do not believe that import and export control regulations currently create significant impediments to our international growth strategy, such regulations are applicable to certain of our products and could interfere with such growth in the future.

ITEM 4. SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1 Financial Statement Data

(millions of Canadian Dollars)	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Total revenues	$656.4	$468.0	$186.7
Net loss [1]	$(414.4)	$(279.3)	$(66.1)
Basic and Diluted Loss per share	$(4.35)	$(3.04)	$(0.82)

(1) Losses from continuing operations; the Company has no discontinued operations.

4.2 Balance Sheet Data

(millions of Canadian Dollars)	As at December 31, 2001	As at December 31, 2000	As at December 31, 1999
Cash & temporary investments	$183.3	$92.2	$81.7
Working capital	$145.8	$133.0	$46.1
Total assets	$1,106.9	$1,316.3	$514.7
Long-term debt (including current portion)	$65.6	$178.2	$22.8
Shareholders' equity	$914.9	$995.0	$401.6

4.3 Quarterly Results (Unaudited)

	Total Revenues [1]	Net Loss	Basic and Diluted Loss Per Share
December 31/01	$181.4	$(101.3)	$(1.03)
September 30/01	$173.0	$(107.5)	$(1.14)
June 30/01	$158.7	$(90.6)	$(0.96)

	Total Revenues (1)	Net Loss	Basic and Diluted Loss Per Share
March 31/01	$143.3	$(115.0)	$(1.23)
December 31/00	$141.0	$(72.8)	$(0.78)
September 30/00	$132.1	$(83.3)	$(0.90)
June 30/00	$122.2	$(82.1)	$(0.88)
March 31/00	$72.7	$(41.1)	$(0.46)
December 31/99	$60.6	$(26.4)	$(0.31)
September 30/99	$48.8	$(5.5)	$(0.07)
June 30/99	$40.3	$(17.9)	$(0.23)
March 31/99	$37.0	$(16.3)	$(0.21)

(1) In millions of dollars.

4.4 Dividends

We currently intend to retain our earnings to invest in our future growth. We do not expect to pay dividends in the foreseeable future. Any decision to pay dividends on the Shares will be made by the board of directors on the basis of our earnings, financial requirements or other conditions existing at such future time.

ITEM 5. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations included on pages 2 to 16 in our Annual Report for the fiscal year ended December 31, 2001 is incorporated herein by reference.

ITEM 6. MARKET FOR SECURITIES

The Shares are listed for trading on The Toronto Stock Exchange under the symbol IFM. Our transfer agent is CIBC Mellon Trust Company.

ITEM 7. DIRECTORS AND OFFICERS

7.1 Board of Directors

The following table states, as of May 15, 2002, the names of the members of the Board of Directors of BCE Emergis, their municipalities of residence and their principal occupation.

Name and Municipality of Residence	Principal Occupation/	Director since
WILLIAM D. ANDERSON *Montreal, Quebec*	President, BCE Ventures Inc. (a holding company for various investments of the BCE group) Member, Audit Committee Chairman of the Board and Chief Executive Officer of Bell Canada International Inc. and director of CGI Group Inc.	August 1998
PIERRE BLOUIN *Candiac, Québec*	Chief Executive Officer of the Corporation	May 2002
PIERRE DUCROS *Montreal, Quebec*	President, P. Ducros & Associates Inc. (a private investment company) Member, Human Resources and Corporate Governance Committee and Audit Committee Director of Cognos Incorporated, Manulife Financial and National Bank Financial & Co. Inc.	January 1997
DANIEL JOHNSON *Montreal, Quebec*	Counsel at McCarthy Tétrault Member, Audit Committee Director of Bombardier Inc., The Great-West Life Assurance Company, London Life Insurance Company and Investors Group Inc.	March 2002
ROBERT KEARNEY *Knowlton, Quebec*	Corporate Director Chairman, Audit Committee Member, Human Resources and Corporate Governance Committee Deputy-Chairman of Canbras Communications Corp.	August 1998

Name and Municipality of Residence	Principal Occupation/	Director since
JOHN H. MCARTHUR *Wayland, Massachusetts*	Dean Emeritus, Harvard University Graduate School of Business Administration, Member, Audit Committee Director of AES Corporation, BCE, Telesat Canada, Cabot Corporation, GlaxoSmithKline plc, KOC Holdings, A.S., Reuters Founders Share Company Limited, Rohm and Haas Company and HCA, Inc. Also a Senior Advisor to the President of the World Bank, Washington, DC.	March 2000
MICHAEL SABIA *Montreal, Quebec*	Chairman, BCE Emergis Inc. Chief Executive Officer and President, BCE and Bell Canada Member, Human Resources and Corporate Governance Committee Director of Bell Canada International Inc.	March 2002
C. WESLEY M. SCOTT *Toronto, Ontario*	Corporate Director Chairman, Human Resources and Corporate Governance Committee Director of Bell Canada International Inc., CGI Group Inc., Adventis Corporation, Sears Canada Inc. and Solectron Corporation	February 2000

Mr. Anderson, Mr. Ducros, Mr. Kearney and Mr. McArthur have held the principal occupations identified above or have been engaged in other executive capacities with the companies or organizations indicated opposite their names or with one of their respective affiliates during the last five years. The other directors of BCE Emergis have held the following principal occupations during the last five years:

Mr. Blouin was Executive Vice-President of BCE from March 2002 until May 2002. From February 2000 to March 2002, Mr. Blouin was President and Chief Executive Officer of Bell Mobility. Prior to joining Bell Mobility, he held several management positions with BCE.

Mr. Daniel Johnson joined the law firm of McCarthy Tétrault in 1998 and prior thereto, he was Leader of the Official Opposition in the Quebec National Assembly from September 1994 to May 1998.

Mr. Michael Sabia was Executive Vice-President and Chief Financial Officer at Canadian National Railway Company before joining Bell Canada International Inc. in October 1999, where he served as Vice-Chairman and Chief Executive Officer, until June 2000. Mr. Sabia was Executive Vice-President of BCE from July 2000 to December 2000 and Vice-Chairman, Corporate of Bell Canada from July 2000 until March 2002. Mr. Sabia was President of BCE from December 2000 to March 2002, President and Chief Operating Officer of BCE, and Chief Operating Officer of Bell Canada from March 1, 2002 to April 24, 2002. Mr. Sabia was appointed President and Chief Executive Officer of BCE and Bell Canada on April 24, 2002 and May 2, 2002, respectively.

Mr. Wesley Scott was the Chief Corporate Officer of BCE from January 2000 to March 1, 2001 and Vice-Chairman of Bell Canada from February 1999 to July 2000. Prior to February 1999, Mr. Scott was Executive Vice-President and Chief Financial Officer of Nortel.

The term of office of the directors of BCE Emergis is until the next annual meeting of shareholders, or until they otherwise cease to hold office.

7.2 Committees of the Board of Directors

The Board of Directors of BCE Emergis has two committees: the Audit Committee and the Human Resources and Corporate Governance Committee (the "**HRCGC**").

As at May 15, 2002, the Audit Committee consisted of the following individuals: Pierre Ducros, Daniel Johnson, Robert Kearney, John H. McArthur and William Anderson.

The HRCGC is responsible for the administration of the Corporation's executive compensation policy. The HRCGC reports and makes recommendations on executive compensation matters to the Board of Directors. As at May 15, 2002, the HRCGC consisted of the following individuals: Michael Sabia, Pierre Ducros, Robert Kearney, and C. Wesley M. Scott.

7.3 Officers

The following table states the names of the senior executive officers of BCE Emergis, their municipality of residence, their positions held with BCE Emergis and their date of appointment as of May 15, 2002:

Name and Municipality of Residence	Position with Emergis	Date of Appointment
FAYE S. BAGGIANO *Alexandria, Virginia, U.S.*	President, North America – e-Health Solutions Group	August 2001
PIERRE BLOUIN *Candiac, Quebec*	Chief Executive Officer	May 2002
NELSON GENTILETTI *Montreal, Quebec*	Chief Financial Officer	May 2001
IDO GILEADI *Markham, Ontario*	Chief Technology Officer	May 2002
TERRENCE M. HAM *Toronto, Ontario*	Chief Business Development Officer	March 2002
SUSAN KUDZMAN *Candiac, Quebec*	Chief Human Resources Officer	January 2001
MONIQUE MERCIER *Montreal, Quebec*	Executive Vice-President, Law and Corporate Secretary	February 2001
R. ALAN NEELY *Greensboro, South Carolina, U.S.*	President – BCE Emergis US	March 2002
RENÉ POIRIER *St-Hubert, Quebec*	President – BCE Emergis Canada	May 2002
CHRISTIAN TRUDEAU *Carignan, Quebec*	President and Chief Operating Officer	September 2000

Dr. Baggiano was President of the Health Care Global Industry Group of Electronic Data Systems Corporation (EDS) prior to joining BCE Emergis in August 2001, as President, e-Health Solutions Group.

Mr. Gentiletti was Chief Financial Officer of Unican Security Systems Ltd. prior to May 2001. Prior to September 1997, Mr. Gentiletti was Vice-President of Finance of Videotron Ltd.

Mr. Gileadi was Senior Vice-President of Strategy and Planning at BCE Emergis from August 2001 to May 2002. Prior to joining Emergis, Mr. Gileadi spent six years with Deloitte Consulting in various management roles.

Mr. Ham was President, BCE Emergis USA from October 2000 to March 2002, and Senior Vice-President, Finance Industry, from December 1998 to October 2000. Prior to joining BCE Emergis in December 1998, Mr. Ham was President and Chief Executive Officer of Newstar Technologies Inc.

Susan Kudzman was Senior Vice President, Human Resources from July 2000 to January 2001. Prior to joining BCE Emergis in July 2000, Ms. Kudzman was Vice-President, Compensation and Benefits at the Laurentian Bank. From 1990 to 1999, Ms. Kudzman was a Consultant with Towers Perrin.

Ms. Mercier was Senior Vice-President, Law and Corporate Secretary from May 1999 to February 2001. Prior to joining BCE Emergis in May 1999, Ms Mercier held various positions within the BCE family.

Mr. Neely was Chief Marketing Officer from March 2001 to March 2002. From January 2001 to March 2001, Mr. Neely was Senior Vice President, e-Invoicing. From September 2000 to March 2001, Mr. Neely was Senior Vice President. Prior to September, 2000, Mr. Neely was the founder, CEO and President of InvoiceLink Corporation, a venture-backed software company offering e-Invoicing technologies that BCE Emergis acquired in September 2000.

René Poirier was Chief Technology Officer from January 2000 to May 2002, Senior Vice President, Product & Delivery from January 1999 to January 2000 and Senior Vice President, Development and Integration Services from December 1998 to January 1999. Prior to December 1998, Mr. Poirier spent eight years as head of information systems development for the Montreal Stock Exchange.

Mr. Trudeau was Executive Vice President and Chief Operating Officer from September 1998 to September 2000. Mr. Trudeau was Vice-President, Electronic Business Solutions and Electronic Commerce at Bell Canada prior to from September 1998 to November 1996, Director General and Director of the Electronic Commerce Project for the CSST with Bell Canada from September 1995 to November 1996, and an independent consultant in strategic planning prior to September 1995 and Senior Vice-President, Information Technologies with The Montreal Exchange prior to February 1995.

As at March 26, 2002, the directors and senior executive officers of BCE Emergis, as a group, beneficially owned, directly and indirectly, less than 1% of the outstanding Shares.

ITEM 8. ADDITIONAL INFORMATION

8.1 Annual Report & Proxy Circular

Our management proxy circular dated March 26, 2002 relating to the annual meeting of shareholders, which was held on May 7, 2002, contains additional information with respect to the remuneration of directors and officers, our principal shareholder, our share option plan and the interest of insiders in material transactions, if any. Our consolidated financial statements for the year ended December 31, 2001, included in our Annual Report, contain additional financial information. Any interested person can obtain a copy of these documents without charge from the Corporate Secretary of BCE Emergis at 1155 René-Lévesque Boulevard West, Suite 2200, Montreal, Quebec, H3B 4T3 (Tel.: (514) 868-2200).

We shall provide to any person or company, upon request to our Corporate Secretary at the above address:

(1) This annual information form together with any document or the pertinent pages thereof, incorporated herein by reference;

(2) The financial statements of BCE Emergis for its most recently completed financial year together with the accompanying report of the auditors and any published interim financial statements of BCE Emergis subsequent to the financial statements for its most recently completed financial year;

(3) Our management proxy circular in respect of our most recent annual meeting of shareholders that involved the election of directors, or any annual filing prepared in lieu of that information circular, as appropriate; and

(4) Any other documents that are incorporated by reference into a preliminary short-form prospectus pursuant to which securities of BCE Emergis are in the course of a distribution.

Except when securities of BCE Emergis are in the course of distribution pursuant to a short form prospectus or a preliminary short form prospectus, BCE Emergis may require the payment of a reasonable charge from persons, other than security holders of BCE Emergis, requesting copies of these documents.